

Mail Stop 3720

January 8, 2016

Jason Ma
Acting Chief Financial Officer
Ku6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People's Republic of China

> **Re: Ku6 Media Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 23, 2015**
> **File No. 000-51116**

Dear Mr. Ma:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 if you have any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications